SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934

Commission File Number 1-16755

ARCHSTONE-SMITH TRUST

(Exact name of registrant as specified in its charter)

9200 E. Panorama Circle, Suite 400, Englewood, Colorado 80112

(303) 708-5959

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15-d-6	☐
		Rule 12h-3(b)(3)	☐

Approximate number of holders of record as of the certification or notice date:  1

Pursuant to the requirements of the Securities Exchange Act of 1934, Tishman Speyer Archstone-Smith Multifamily Series I Trust (as the surviving trust of its merger with Archstone-Smith Trust) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 5, 2007	TISHMAN SPEYER ARCHSTONE-SMITH MULTIFAMILY SERIES I TRUST (as the surviving trust of its merger with Archstone-Smith Trust)

	By:	/s/ Caroline Brower
	Name:	Caroline Brower
	Title:	Executive Vice President and General Counsel